SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 1, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia press release dated March 2, 2011: Nokia to establish a new manufacturing site in Vietnam

Nokia Siemens Networks press release dated March 9, 2011: Nokia Siemens Networks clarifies status on Motorola transaction

Nokia Siemens Networks press release dated March 21, 2011: Statement on situation in Japan

Nokia press release dated March 29, 2011: Nokia files second ITC complaint against Apple

PRESS RELEASE

March 2, 2011

Nokia to establish a new manufacturing site in Vietnam

Increasing capacity to connect the next billion to the Internet

Espoo, Finland — Nokia’s ambition is to connect the next billion people to the Internet. As a major step towards achieving this goal, Nokia today announced plans to establish a new manufacturing site near Hanoi in northern Vietnam. Nokia plans an initial investment of approximately EUR 200 million, with further sizeable investments thereafter. In a ceremony that took place in Hanoi, Vietnam, the representatives of the Vietnamese government and Nokia signed a Memorandum of Understanding marking the beginning of a phase of preparations ahead of the targeted opening of the new plant in 2012. The site would further expand Nokia’s manufacturing network, which currently consists of ten major facilities in nine countries.

Nokia’s position in growth economies is strong, largely thanks to its powerful range of feature phones. The new manufacturing site is being established to meet the growth in demand for these phones, as well as help Nokia to deliver a contemporary mobile experience to the next billion consumers all over the world. The opportunity is huge: Almost 90% of the world’s population lives within range of a mobile signal, yet there are 3.2 billion people who do not own a mobile device. And of the estimated 3.7 billion people who do own a mobile device, fewer than half use it to access the Internet. Said Esko Aho, Executive Vice President, Nokia: “Only about 30 percent of the world’s population is currently online, and we believe we can play a major role in connecting the next billion not just to their first phone but to their first internet and application experience.”

“I am extremely excited about this opportunity and about the support and commitment that Vietnam has offered to Nokia, “ said Juha Putkiranta, Senior Vice President, Nokia. “This new manufacturing site will play a key role in our effort to connect the next billion to the web.”

Vietnam emerged as a country that has both the location and developing infrastructure that made it a good choice for Nokia. Nokia first started selling products in Vietnam in 1996. Since then, Nokia has helped millions in Vietnam become connected through its mobile phone technology and network infrastructure.

Nokia has a global manufacturing network stretching from Latin America (Brazil and Mexico) to Europe (Finland, Hungary, Romania, the UK) and Asia (China, India, Korea).

About Nokia
At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive

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digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information

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technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications, Asia-Pacific
Tel. +6567232323
Email: jayanthi.rajoo@nokia.com

Communications, Indochina
Tel. +84903727527
Email: camly.phan@nokia.com

Global Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

March 9, 2011

Nokia Siemens Networks clarifies status on Motorola transaction

Espoo, Finland — The acquisition by Nokia Siemens Networks of Motorola’s wireless networks infrastructure assets, originally announced on July 19, 2010, is still pending anti-trust approval from the Chinese regulatory authorities. Closing activities will not be completed in the first quarter of 2011 as previously targeted.

The proposed acquisition has entered phase three of the review process with the Anti-Monopoly Bureau of the Ministry of Commerce in China (MOFCOM).

Nokia Siemens Networks remains committed to the acquisition but will provide no further guidance on when it is likely to be completed.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Nokia - Forward Looking Statements

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the

1

intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Media Enquiries:

Nokia Siemens Networks
Ben Roome
Media Relations
Phone: +44 7827 300203
E-mail: ben.roome@nsn.com

Media Relations
Phone: +358 7180 31451
E-mail: mediarelations@nsn.com

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Press Release

Espoo, Finland — March 21, 2011

Statement on situation in Japan

Nokia Siemens Networks continues to assess its supply situation following the earthquake in Japan. As it does not conduct any manufacturing in Japan, there is no immediate impact on equipment supply. The company sources only a small number of components from Japan. Following its initial assessment Nokia Siemens Networks does not anticipate any immediate issues in its supply-chain. The company has stocks in place that can bridge any short term needs. Mid- and long-term impacts need further evaluation and are dependent on Japan’s overall recovery.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Ben Roome

Media Relations

Phone: +44 782 730 0203

E-mail: ben.roome@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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PRESS RELEASE

March 29, 2011

Nokia files second ITC complaint against Apple

Alleges Apple infringes additional Nokia patents in virtually all products

Espoo, Finland - Nokia has filed a further complaint with the United States International Trade Commission (ITC) alleging that Apple infringes additional Nokia patents in virtually all of its mobile phones, portable music players, tablets and computers.

The seven Nokia patents in the new complaint relate to Nokia’s pioneering innovations that are now being used by Apple to create key features in its products in the areas of multi-tasking operating systems, data synchronization, positioning, call quality and the use of Bluetooth accessories.

This second ITC complaint follows the initial determination in Nokia’s earlier ITC filing, announced by the ITC on Friday, March 25. Nokia does not agree with the ITC’s initial determination that there was no violation of Section 337 in that complaint and is waiting to see the full details of the ruling before deciding on the next steps in that case.

In addition to the two ITC complaints, Nokia has filed cases on the same patents and others in Delaware, US and has further cases proceeding in Mannheim, Dusseldorf and the Federal Patent Court in Germany, the UK High Court in London and the District Court of the Hague in the Netherlands, some of which will come to trial in the next few months.

“Our latest ITC filing means we now have 46 Nokia patents in suit against Apple, many filed more than 10 years before Apple made its first iPhone,” said Paul Melin, Vice President, Intellectual Property at Nokia. “Nokia is a leading innovator in technologies needed to build great mobile products and Apple must stop building its products using Nokia’s proprietary innovation.”

During the last two decades, Nokia has invested approximately EUR 43 billion in research and development and built one of the wireless industry’s strongest and broadest IPR portfolios, with over 10,000 patent families. Nokia is a world leader in the development of handheld device and mobile communications technologies, which is also demonstrated by Nokia’s strong patent position.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

Forward looking statements

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the intention to form a strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform, including the expected plans and benefits of such partnership; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) whether definitive agreements can be entered into with Microsoft for the proposed partnership in a timely manner, or at all, and on terms beneficial to us; 2) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through the proposed partnership with Microsoft; 3) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 4) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 6) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 7) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 8) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 9) our ability to retain, motivate, develop and recruit appropriately skilled employees; 10) our ability to implement our strategies, particularly our new mobile product strategy; 11) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 12) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) the success, financial condition and performance of our suppliers, collaboration partners and customers; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 16) our ability to source sufficient amounts of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms; 17) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 18) our ability to successfully manage costs; 19) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 20) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 21) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 24) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 25) any disruption to information technology systems and networks that our operations rely on; 26) unfavorable outcome of litigations; 27) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 28) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 30) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 31) whether Nokia Siemens Networks’ acquisition of the majority of Motorola’s wireless network infrastructure assets will be completed in a timely manner, or at all, and, if completed, whether Nokia Siemens Networks is able to successfully integrate the acquired business, cross-sell its existing products and services to customers of the acquired business and realize the expected synergies and benefits of the planned acquisition; 32) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 33) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 34) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 35) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 36) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 37) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under  Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Mark Durrant, Director

Corporate Development Communications
Tel. +358 7180 22152

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel